PAS Small Cap Fund of Funds
STATEMENT OF ASSETS & LIABILITIES
June 6, 2005

Assets:
Cash	$100,000
Total Assets	100,000

Liabilities:	0
Net Assets:	$100,000
Net Assets consist of:	$100,000
Paid in Capital
Net Assets, for 10,000 shares outstanding	$100,000
Net asset value, offering price and
redemption price per share ($100,000/10,000 shares outstanding)	$10.00

Note 1:

PAS Small Cap Fund of Funds (the fund) is a fund of the Fidelity Rutland Square Trust, an open-end management investment company organized as a Delaware statutory trust. Currently, there is one fund offered in Fidelity Rutland Square Trust: PAS Small Cap Fund of Funds. The fund will invest in unaffiliated mutual funds. The Trustees are permitted to create additional series in the trust and, if permitted under the 1940 Act, to create additional classes of the fund. PAS Small Cap is offered exclusively to clients of Strategic Advisers, Inc. (Strategic), an affiliate of Fidelity Management and Research Company (FMR).

The fund has had no operations to date other than matters relating to the sale and issuance of 10,000 shares by the fund to Fidelity Investments Money Management LLC for an aggregate purchase price of $100,000. The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statement.

Note 2:

Management Fee. Strategic provides the fund with investment management related services. For these services, the fund pays a monthly management fee to Strategic. The management fee is computed at an annual rate of .25% of the fund's average net assets. Strategic pays all other expenses of the fund with certain exceptions such as interest expense.

Strategic has contractually agreed to waive its management fee until May 28, 2007. In addition, Strategic has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) exceed 0.0% of its average net assets until May 28, 2007.

Report of Independent Registered Public Accounting Firm

To the Trustees of Fidelity Rutland Square Trust and Shareholders of PAS Small Cap Fund of Funds:

In our opinion, the accompanying statement of assets and liabilities present fairly, in all material respects, the financial position of PAS Small Cap Fund of Funds, a fund of Fidelity Rutland Square Trust, at June 6, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of PAS Small Cap Fund of Funds' management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit on this financial statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 15, 2005